

October 18, 2013

Via E-mail
Mr. Stephen G. Walker
Senior Vice President, Controller and Chief Accounting Officer
Protective Life Corporation
2801 Highway 280 South
Birmingham, Alabama 35223

> **Re: Protective Life Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-11339**

Dear Mr. Walker:

We have reviewed your September 20, 2013 response to our August 22, 2013 letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Risk Factors and Cautionary Factors that May Affect Future Results
The Company is highly regulated, is subject to numerous legal restrictions and regulations and is subject to audits, examinations and actions by regulators and law enforcement agencies, page 22

1. We have read your response to prior comment one. In response to the last bullet of our comment, you indicate that discontinued use of captives for intercompany reinsurance transactions could have an impact, whether due to early termination fees or manner and extent to which you finance reserves. Provide us proposed MD&A disclosure to be included in future periodic reports that explains the consequences of the uncertainly regarding continuing your captive strategy, and its expected effects on the Company's consolidated future operations and financial position. To the extent that you do not believe that disclosure is required, please provide us your analysis of Section 501.02 of the Financial Reporting Codification, regarding prospective

information that supports your conclusion. In particular, address the two assessments management must make regarding a known trend, demand, commitment, event or uncertainty.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant